William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

January 24, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Specialty Lending Corporation

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen,

Oaktree Specialty Lending Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission a preliminary proxy statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended.

We note that the Company intends to mail copies of the definitive proxy statement for the special meeting of stockholders, together with a notice of special meeting of stockholders and proxy card, to its stockholders on or about February 6, 2023.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Erin Lett, Kirkland & Ellis LLP

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